Filed under Rule 433

File No. 333-270060-01

Final Term Sheet

July 29, 2024

Issuer:	Consumers Energy Company
Securities:	4.70% First Mortgage Bonds due 2030
Aggregate Principal Amount Offered:	$700,000,000
Maturity Date:	January 15, 2030
Coupon:	4.70%
Yield to Maturity:	4.748%
Spread to Benchmark Treasury:	+68 basis points
Benchmark Treasury Security:	4.000% due July 31, 2029
Benchmark Treasury Price and Yield:	99-22 ¼; 4.068%
Interest Payment Dates:	January 15 and July 15
First Interest Payment Date:	January 15, 2025
Record Dates:	January 1 and July 1
Public Offering Price:	99.775% of the principal amount
Optional Redemption:	Make-whole call at any time prior to November 15, 2029 at the Treasury rate plus 15 basis points and, thereafter, at par
Trade Date:	July 29, 2024
Settlement Date:	August 5, 2024 (T+5)
Expected Ratings
(Moody’s / S&P / Fitch):	A1 (stable) / A (stable) / A+ (stable)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
Wells Fargo Securities, LLC
Co-Managers:	Comerica Securities, Inc.
KeyBanc Capital Markets Inc.
Loop Capital Markets LLC
CUSIP/ISIN:	210518 DX1 / US210518DX16

Consumers Energy Company has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Consumers Energy Company has filed with the SEC for more complete information about Consumers Energy Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Consumers Energy Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, MUFG Securities Americas Inc. toll-free at (877) 649-6848 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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